UPLOADED ONTO www.sec.gov

EDGAR File No.: 10458

SEC CIK # 0001640170

DECEMBER 9, 2016

JOBS ACT / REGULATION A
BROKER'S SALES COVER AGREEMENT
WESTERN GATEWAY REGION RURAL BROADBAND COMPANY, INC.

By and between:

Tony Ramos, Issuer's Representative
WESTERN GATEWAY REGION RURAL BROADBAND COMPANY, INC., Issuing Company
1050 Connecticut Ave., NW
Suite 500
Washington, DC 20036
202-236-3427
www.urbroadband.com
tramos@urbroadband.com

and

Philip Wright, CFA, Managing Director
BrokerBank Securities, Inc.
12800 Whitewater Drive
Suite 100
Minnetonka, Minnesota 55343-9406
952-484-0083 and 952-943-3925
ppwright@brokerbanksecurities.com

IN CONSIDERATION OF and as a condition of the parties entering into this Brokers Sales Cover Agreement ("Agreement") , and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the

parties to this Agreement agree as follows:

I.   Preamble

This Agreement is made pursuant to the rules and regulations as set forth at: https://drive.google.com/file/d/0BxfFvX3PZFjzZTFpeUpTTEhUWjA/view?usp=sharing The link shown above provides the text of the rules that govern this Agreement, such rules otherwise bearing the title: *Amendments for Small and Additional Issues Exemptions Under the Securities Act (Regulation A).*
As set forth in the said rules, this is a material contract, as defined here, and therefore, will be filed as an exhibit to the amended offering circular and the amended Form 1-A that registers the broker.

This Agreement, is made in compliance with said rules, and subject to any exceptions, and further subject to the omission of any items which are permitted to be omitted by the said rules, where said items may be included in any supplemental agreement by and between the parties.

This Agreement, with electronic signatures will, therefore, be uploaded as an Exhibit to the existing and qualified Form 1-A, bearing SEC file number: 10458, and CIK number: 0001640170.

II. The parties

This Agreement is made and entered into by and between:

The Issuer, Western Gateway Region Rural Broadband Company, Inc., and the Broker/dealer, BrokerBank Securities, Inc.

III. Type of Agreement

An Agreement whose plan of distribution requires the Issuer to cause the securities to land directly in the hands of the investor, which is an event that is triggered by the dealer consummating a sale, collecting the shares price, and transferring the net proceeds to the Issuer.

IV. Broker's Fee for Sales Involving Broker

A.   Broker's Fee

The Broker's Fee will be Five (5) % of the total value of sales by the Issuer to the client in each sale brokered by the Broker. In the case that a sales involving the Broker is for a client that has already purchased Issuer's shares, the Broker must provide evidence in the form of an invoice to the Issuer within three (3) working days.

B.   Payments

Broker's fees apply to the total value of purchases by the client for a period twelve months from the date of the client's referral and subsequent first purchase.

V. Amendment of Item 4 of electronic Form 1-A

Upon signing this Agreement, the Issuer will, immediately, amend Item 4 of Form 1-A, to reflect the terms contained herein, and to otherwise make current Item 4 as to the broker. To the extent, however, that Form electronic Form 1-A cannot be so amended so as to include all necessary information, in the event of other seller information being contained thereon, then the Issuer will amend the offering circular, including the table of contents, to reflect the information that is required for compliance with Item 4 as to the broker.

VI. Delivery - Access equals delivery

The parties to this Agreement will exercise the right to the 'access equals delivery' rule. Thus, the parties agree that, inasmuch as all offering documents are already posted on EDGAR, and inasmuch as the file number and CIK number of said offering documents appears on this Agreement, any investor or potential investor may access all such documents on EDGAR.

Further, the parties agree that, in accordance with amended Rule 251(d)(2)(ii) of existing Regulation A, the broker may also rely on the provisions for 'access equals delivery.'

Finally, and however, the parties agree that the Issuer will post on its website at www.urbroadband.com, a menu tab that reads: SEC link to offering documents. Such link will direct any interested persons directly to the file number for this offering, which is: 10458 and the CIK number for this offering, which is: 0001640170.

VII. Blue Sky law compliance

The broker acknowledges that the Issuer has limited its Blue Sky law compliance to the State of New York.

The broker agrees to provide to the Issuer its proof of Blue Sky law compliance for the States that are enumerated on the amended electronic Form 1-A Item 5.

VIII. Fees

To the extent necessary to comply with Item 4 of electronic Form 1-A the parties will insert applicable information:

"Anticipated fees in connection with this offering and names of service providers:"

Name of Service Provider: BrokerBank Securities, Inc.

Sales Commissions: Five (5)%

CRD Number of any broker or dealer listed: 130116

To the extent, however, that the completion of this section of Item 4 of the online Form 1-A will make any section incomplete, the Issuer will amend the offering circular document, note such section in the table of contents, and make such amended offering circular a part of its EDGAR file. The Issuer will note same in the above section, entitled: "Clarification of responses (if necessary)."

IX. Other Agreements and Merger Clause

The parties have read this Agreement and agree to be bound by its terms, and further agree that it constitutes the complete and entire agreement of the parties and supersedes all previous communications, oral or written, and all other communications between them relating to this Agreement and to the subject thereof.

No representations or statements of any kind made by either party, which are not expressly stated herein, shall be binding on such party, subject to the following: to the extent that any other terms and conditions by and between the parties may better serve their needs, in that case, and in a manner not inconsistent with any of the terms of this Agreement, and not inconsistent or in violation of any of the rules shown on the Federal

Register link that is a part of this Agreement, or with any Blue Sky laws, the parties may enter into such separate agreement, and may, at their option, incorporate any such agreement by reference into this Agreement.

X. Termination of the Agreement

The parties agree that they may terminate this agreement at any time, by providing an electronic mail message of termination to each of the respective representatives, as follows:
For the Issuer: Tony Ramos, Issuer's Representative: tramos@urbroadband.com.

For the Broker:

Philip Wright, CFA, Managing Director
BrokerBank Securities, Inc.
12800 Whitewater Drive
Suite 100
Minnetonka, Minnesota 55343-9406
952-484-0083 and 952-943-3925
ppwright@brokerbanksecurities.com

Upon any such termination, the parties agree to the following:

A. Fees due: any fees already under contract due to the broker will be paid to the broker;

B. Any sales leads for which an ultimate sale is made within 30 days from the date of termination, will be honored by the Issuer as if they were made by the broker, and the full fee will be paid to the broker, upon the condition, however, that the broker notify the potential investor of the separation, and also provide to the Issuer's representative, Mr. Ramos, the contact information for said potential investor. Such fees will be honored only for the potential sale that was under sales action by the broker at the time of the termination.

XI. Governing law

This Agreement shall be construed in accordance with the laws and regulations governing securities in the State of New York.

XII. DISPUTES AND MEDIATION

If a dispute arises out of or relates to this contract, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures. If mediation fails, the parties agree that all actions and proceedings arising out of this Broker Sales Cover Agreement or any of the transactions contemplated hereby shall be brought in the United States District Court for the District of Columbia and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court.

XIII. Signatures

Note: In order to comply with the electronic signature requirement of JOBS Act/ Regulation A, the parties provide their electronic signatures below, and agree to maintain in their archives the original signature pages showing the actual signature of their representatives, or an authenticated copy thereof.

IN WITNESS HEREOF, the parties have duly affixed their signatures
as proof of their acceptance of the terms and conditions of this Agreement:

For the Issuer:
By: Tony Ramos
By my signature here in green I certify that
I signed this document electronically as authorized by 15 U.S.C. 96

_____
Tony Ramos, Issuer's Representative
Date: 12/9/2016

For the Broker/dealer:
By: Philip Wright
By my signature here in blue certify that
I signed this document electronically as authorized by 15 U.S.C. 96

_____
Philip Wright, CFA, Managing Director

Date: 12/9/2016